Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 26 June 2019 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 11 May 2019 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	to consider and approve the Report of the Directors of the Company for the year 2018;

2.	to consider and approve the Report of the Supervisory Committee of the Company for the year 2018;

3.	to consider and approve the audited consolidated financial statements of the Company for the year 2018;

4.	to consider and approve the profit distribution proposal of the Company for the year 2018;

The Board hereby recommended the distribution of a cash dividend of RMB0.05 (inclusive of applicable tax) per share for the year ended 31 December 2018, totalling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. The cash dividend is payable in RMB to holders of A shares, and in HKD to holders of H shares.

5.	to consider and approve the appointment of external auditor;

To agree to appoint KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2019 and to appoint KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2019, and to propose to the general meeting to authorise the Audit and Risk Management Committee to determine their remuneration based on the actual work done;

6.

to consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited, Jiangxi Airlines Company Limited and Xiamen Airlines Finance (Hong Kong) Company Limited;

7.	to consider and approve to authorise the Company and Xiamen Airlines Company Limited to respectively provide guarantees to their SPV.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

8.	THAT

(A)	the authorisation of the Board of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved.

(1)

subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(2)

this approval shall authorise the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(3)

the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders in general meetings.

(B)

the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

9.

THAT the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 May 2019

As at the date of this notice, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the AGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Monday, 27 May 2019 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the AGM

a.

Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Wednesday, 5 June 2019, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b.

When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/ her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Friday, 24 May 2019.

d.	27 May 2019 to 26 June 2019 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The AGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.